PRIVATE AND CONFIDENTIAL [Name] [Address]	Shell plc Shell Centre London SE1 7NA Internet http://www.shell.com
[date]

Dear [Name],
Role as Non-executive Director

I write to confirm the terms of your appointment as a Non-executive Director of Shell plc (the “Company”):

1.    Term of Appointment

(A)Your initial term as a Non-executive Director will be effective from [●] until [●].

(B)Your appointment is subject to:

(i)    The provisions of the UK Corporate Governance Code (dated June 2018), and any amendment duly made thereof, in respect of performance evaluation;

(ii)    Your reappointment by shareholders at any Annual General Meeting at which, pursuant to the UK Corporate Governance Code and the Company’s Articles of Association (the “Articles”), which require you to retire;

(iii)The provisions of the Company’s Articles and any amendment duly made thereof; and

(iv)    Not less than three months notice of termination in writing.
2.    Powers and Duties

    (A)    You will exercise such powers and perform such duties as are appropriate to your role as a Non-executive director of the Company and in accordance with the relevant provisions of the Companies Act 2006, and any amendment duly made thereof, and serve as a member of at least one of the Committees established by the Board. The Company Secretary is available to provide you

Registered in England and Wales number 4366849 Registered office: Shell Centre London SE1 7NA with full details of the Company’s Corporate Governance arrangements and details of the procedures if you should think it necessary to take independent professional advice at the Company’s expense.
    (B)    You will comply with the Shell General Business Principles and the Shell Code of Conduct and all other reasonable directions from, and all regulations of, the Company including, without limitation, regulations with respect to confidentiality, dealings in shares and notifications required to be made by a Director to the Company or any regulatory body under the Companies Acts, the Articles or any other regulations of the Company. You will also observe the terms and conditions of The City Code on Takeovers and Mergers and Financial Conduct Authority and Stock Exchange regulations.

    (C)    You will advise the Chair immediately if you become aware of any conflict between your own interests and those of the Company.

    (D)    You will not accept any directorships on any company boards and other appointments (e.g. with governments, non-profits, non-governmental organisations) including in an advisory capacity, nor be or become a director or employee or agent of any enterprise, or have or acquire any material financial interest in any enterprise, ahead of discussing these with the Chair and seeking Board approval, as outlined in the 2018 UK Corporate Governance Code.

    (E)    It is expected that the time commitment necessary to fulfil your duties as a Non-executive Director will be a minimum of approximately 30 days a year on average. This includes attendance at the Annual General Meeting, approximately eight meetings of the Board per year (including the annual off site Board meeting and travel to that off site Board meeting), meetings of any Committees of the Board on which you may be invited to serve as a member and appropriate preparation time ahead of all meetings. Further time commitment may be required if: a) you are invited to serve as chair to a Committee of the Board; and/or b) business, macroenvironment or other unusual circumstances require additional meetings, including video or teleconferences. These meetings may be held in London or elsewhere or could be by video or teleconference. Additional site visits, educational briefings and contact with executive directors and staff may involve further time commitment. Travelling time (except for the annual off site Board meeting) is not included. By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role.

3.    Remuneration

You will be paid director’s fees quarterly in arrears at the rate of £[●] per annum or such higher amount as the Company may from time to time determine and notify to you in writing. In addition you will be entitled to an additional fee of £4,000 per Board meeting if you undertake intercontinental travel to attend that meeting. This additional fee is not payable for the annual off site Board meeting.

The following additional fee(s) are payable per annum to any Director who is appointed as:

Deputy Chair/Senior Independent Director	£ 49,000
Audit and Risk Committee Chair	£ 55,000
Audit Committee membership	£ 25,000
Remuneration Committee Chair	£ 42,000
Remuneration Committee membership	£ 15,000
Sustainability Committee Chair	£ 31,000
Sustainability Committee membership	£ 15,000
Nomination and Succession Committee membership	£ 11,000

4.    Expenses

    Subject to the Articles, the Company will reimburse you for all reasonable travel, hotel and incidental expenses which you may incur in performing your duties.

5.    Confidential Information

(A)You will not, either during the term of your appointment as a director or thereafter:

    (i)    use to the detriment or prejudice of the Group or divulge or communicate to any person any trade secret or any other confidential information concerning the business or affairs of the Group (except to employees or directors of the Group whose province it is to know the same) which may have come to your knowledge during the term of your appointment; or

    (ii)    use for your own purpose or for any purposes other than those of the Group any information or knowledge of a confidential nature which you may from time to time acquire in relation to any member of the Group. This restriction shall cease to apply to any information or knowledge which may come into the public domain (except through your default).

    (B)    During the term of your appointment as a director, you will not be or become a director or employee or agent of any enterprise, or have or acquire any material financial interest in any enterprise, which competes or is likely to compete or has a significant business relationship with any member of the Group without the prior consent of the Chair in writing (such consent not to be unreasonably withheld or delayed).
6.    Return of Papers
You will promptly whenever requested by the Company and in any event upon your ceasing to be a director of the Company either (i) deliver to the Company all correspondence and all other documents, papers and records which may have been prepared by you or have come into your possession as a director of the Company, or (ii) certify to the Company in writing that such correspondence, documents, papers and records have been destroyed. You will not retain copies in paper or electronic form. Title and copyright therein shall vest in the Company.

7.    Termination of Appointment

Your appointment will terminate on the earliest of:-

    (i)    the date of expiry of the period specified in Clause 1(A);

    (ii)    the date of expiry of the period determined by Clause 1(B);

(iii)    your ceasing to be a director for any reason pursuant to the Articles or any applicable law.

Your signature on the duplicate copy of this letter constitutes your irrevocable resignation as a Director of the Company with effect from either:-
    (a)    the date of expiry of the period specified in Clause 1(A); or

    (b)    the date of expiry of the period determined by Clause 1(B).

If the Company agrees with you in writing that you will serve as a director until a later date than the date referred to in (a), your resignation will be effective from that later date or any extension to it agreed in writing.

8.    Directors’ and Officers’ Insurance

The Company has taken out insurance cover for directors’ and officers’ liabilities and agreed to indemnify you in accordance with the terms and conditions described in a Deed on Indemnity to be effective on [●]. Full details of such cover are available from the Company Secretary.

9.    Arbitration

9.1    All disputes between the Company and you shall be resolved exclusively according to the arbitration and exclusive jurisdiction provisions set out in articles 138, 139 and 140 of the Articles and articles 138, 139 and 140 shall accordingly be incorporated, mutatis mutandis, into the terms of this letter of appointment.

9.2    In respect of any disputes between a shareholder and you (whether in your capacity as director of the Company or a subsidiary undertaking of the Company), the Company shall, upon your request, take all reasonable steps to enforce the shareholder’s submission to arbitration or to the exclusive jurisdiction of the courts of England and Wales as provided in article 140 (C).

9.3    A copy of articles 138, 139 and 140 of the Articles in the form approved in a General Meeting of Shareholders and adopted on December 20, 2021 is attached as Annex 1.

9.4    References to “dispute” in this clause shall have the same meaning as set out in article 140 of the Articles.

9.5All cross-references to the Articles in this clause will be updated and amended without further action of either party in the event the Articles themselves are renumbered.

10.    Definitions

Any reference in this letter to:-

the “Articles”	means the Articles of Association from time to time of the Company;
the “Board”	means the board of Directors from time to time of the Company;
the “Company” the “Companies Acts”	means Shell plc; means every statute from time to time in force concerning companies insofar as it applies to the Company; and
the “Group”	means the Company and any other company directly or indirectly controlled by the Company.

Please sign and return the duplicate copy of this letter by way of acceptance of its terms.

Yours sincerely,

[Name]
Chair

I accept the terms of appointment as set out above. .................................................………………………. (Signature) ……………………………………………………. (Date)

ANNEX 1

The following is an extract from the Articles of Association of the Company, as drafted at date of appointment:

“138. Arbitration
Unless article 139 applies:

(A)    All disputes:

(i)    between a shareholder in that shareholder’s capacity as such and the company and/or its directors arising out of or in connection with these articles or otherwise; and/or

(ii)    so far as permitted by law, between the company and any of its directors in their capacities as such or as employees of the company, including all claims made by or on behalf of the company against any or all of its directors; and/or

(iii)    between a shareholder in that shareholder’s capacity as such and the company’s professional service providers; and/or

(iv)    between the company and the company’s professional service providers arising in connection with any claim within the scope of sub-paragraph (A)(iii),

shall be exclusively and finally resolved under the Rules of Arbitration of the International Chamber of Commerce (“ICC”) (the “ICC Rules”), as amended from time to time.

(B)    The tribunal shall consist of three arbitrators to be appointed in accordance with the ICC Rules.

(C)    The Chair of the tribunal must have at least 20 years’ experience as a lawyer qualified to practise in a common law jurisdiction within the Commonwealth (as constituted on 12 May 2005) and each other arbitrator must have at least 20 years experience as a qualified lawyer.

(D)    The place of arbitration shall be The Hague, The Netherlands (unless the Artcles state otherwise).

(E)    The language of the arbitration shall be English.

(F)    These articles constitute a contract between the company and its shareholders and between the company’s shareholders inter se. This article (as supplemented from time to time by any agreement to a similar effect between the company and its directors or professional service providers) also contains or evidences an express submission to arbitration by each shareholder, the company, its directors and professional service providers and such submissions shall be treated as a written arbitration agreement under the Netherlands Code of Civil Procedure, the Arbitration Act 1996 of England and Wales and Article II of the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (1958).

(G)    Each person to whom this article applies hereby waives, as far as permitted by law: (i) any right under the laws of any jurisdiction to apply to any court of law or other judicial authority to determine any preliminary point of law, and/or (ii) any right he or she may otherwise have under the laws of any jurisdiction to appeal or otherwise challenge the award, ruling or decision of the tribunal.

139.    Exclusive Jurisdiction

(A)    This article applies to (i) a dispute (which would otherwise be subject to article 138) in any jurisdiction if a court in that jurisdiction determines that article 138 is invalid or unenforceable in relation to that dispute in that jurisdiction; and (ii) any derivative claim under the legislation.

(B)    For the purposes of paragraph (A), “court” means any court of competent jurisdiction or other competent authority including for the avoidance of doubt, a court or authority in any jurisdiction which is not a signatory to the New York Convention.

(C)    Any proceeding, suit or action:

(i)    between a shareholder in that shareholder’s capacity as such and the company and/or its directors arising out of or in connection with these articles or otherwise; and/or

(ii)    so far as permitted by law, between the company and any of its directors in their capacities as such or as employees of the company, including all claims made by or on behalf of the company against any or all of its directors; and/or

(iii)    between a shareholder in that shareholder’s capacity as such and the company’s professional service providers; and/or

(iv)    between the company and the company’s professional service providers arising in connection with any claim within the scope of sub-paragraph (C)(iii),

can only be brought in the courts of England and Wales.

(D)    Damages alone may not be an adequate remedy for any breach of this article, so that in the event of a breach or anticipated breach, the remedies of injunction and/or an order for specific performance would in appropriate circumstances be available.

140.    General Dispute Resolution Provisions

(A)    For the purposes of articles 138 and 139, a “dispute” means any dispute, controversy or claim, other than (i) any dispute, controversy or claim relating to any failure or alleged failure by the company to pay all or part of a dividend which has been declared and which has fallen due for payment; (ii) in the case of article 138 only, any derivative claim under the legislation.

(B)    The governing law of these articles, including the submissions to arbitration and written arbitration agreement contained in or evidenced by article 138 and any dispute, controversy or claim arising out of or in connection with these articles (whether contractual or non-contractual), shall be the substantive law of England.

(C)    The company shall be entitled to enforce articles 138 and 139 for its own benefit, and that of its directors, subsidiary undertakings and professional service providers.

(D)    References in articles 138 and 139 to:

(i)    “company” includes each and any of the company’s subsidiary undertakings from time to time; and

(ii)    “director” includes each and any director of the company from time to time in his or her capacity as such or as employee of the company and extends to any former director of the company; and

(iii)    “professional service providers” includes the company’s auditors, legal counsel, bankers, ADR depositaries and any other similar professional service providers in their capacity as such from time to time but only if and to the extent such person has agreed with the company in writing to be bound by article 138 and/or 139 (or has otherwise agreed to submit disputes to arbitration and/or exclusive jurisdiction in a materially similar way).”